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                            April 30, 2021

       Peter Klamka
       Chief Executive Officer
       Cordia Corporation
       401 Ryland St.
       Reno, NV, 89502

                                                        Re: Cordia Corporation
                                                            Registration
Statement on Form 10-12G
                                                            Filed April 5, 2021
                                                            File No. 000-51202

       Dear Mr. Klamka:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       Financial Information, page 8

   1. We note your disclosure that you generated $74,207 in revenue in 2020. Please revise to provide a discussion of
the sources of revenue and reconcile that with your
                                                        disclosure elsewhere
that you have generated no revenues.
       Liquidity and Capital Resources, page 9

   2. We note the disclosure in Note 3 of your financial statements indicating you have a note payable to Lyons
Capital, Inc that is due on April 27, 2021. Please revise to clarify whether you have
satisfied this loan or whether you have reached an agreement to change the payment date, and
include a discussion of the note payable in this section.
 Peter Klamka
FirstName   LastNamePeter Klamka
Cordia Corporation
Comapany
April       NameCordia Corporation
       30, 2021
April 230, 2021 Page 2
Page
FirstName LastName
3. We note your disclosure that you will be dependent on management and/or an affiliated party for your financing needs for the next 12 months. Please tell us whether you have entered into an agreement with your sole officer and director or any other related party for the funding necessary to implement your business plan, and file any such agreement as an exhibit.
Description of Property, page 10

4. We note your disclosure that you do not currently lease any property. Please revise to explain the manner in which the Company holds its office space or headquarters and the terms of any agreement for the use of such space.
Directors, Executive Officers, Promoters, and Control Persons, page 10

5. Please revise to disclose more detail about Pater Klamka's principal occupation or position of employment in the past five years by providing dates and places of employment. Clarify whether your sole officer and director is serving as an officer or director of any other entities. Finally, revise to disclose whether your sole officer and director has been involved in certain legal proceedings in the last ten years. In this regard, we note that you only represent that Mr. Klamka has not been involved in any legal proceedings within the last five years. See Item 401(f) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 10

6. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Geils & Co 1866 and Geils
         Ventures LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.
Certain Relationships and Related Transactions and Director Independence, page
11

7. Please revise to provide the information required by Item 404(d) of Regulation S-K, which requires disclosure of all transactions with related persons since 2018. We note, for example, that you entered into a related party transaction with Rideshare, an entity owned by your Chief Executive Officer.
Recent Sales of Unregistered Securities, page 12

8. We note that Mr. Klamka holds 61,000 shares of common stock. Please tell us whether these shares were issued after Churchill Schwartz, LLC became custodian of the
         Company. To the extent there were any share issuances in the past 3 years, please revise to provide the information required by Item 701 of Regulation S-K. Peter Klamka
FirstName   LastNamePeter Klamka
Cordia Corporation
Comapany
April       NameCordia Corporation
       30, 2021
April 330, 2021 Page 3
Page
FirstName LastName
General

9. Given your lack of revenues, nominal assets and operations, it appears you are a shell company, as defined by Rule 405 of Regulation C of the Securities Act. Please revise your registration statement accordingly, including the Form 10 facing page and description of your business, and discuss the restrictions on resales of your shares under Rule 144(i) as it applies to shell companies. Otherwise, please provide us with a detailed analysis explaining why you are not a shell company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology